FNX Mining Appoints Anthony Makuch

Senior Vice President and Chief Operating Officer

TORONTO, ONTARIO.  January 20, 2006.  FNX Mining Company Inc. (FNX - TSX/AMEX) is pleased to announce the appointment of Anthony P. Makuch, effective January 23, 2006, as Senior Vice President and Chief Operating Officer.

Mr. Makuch (47) is a Professional Engineer with over 25 years of management, operating and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. More recently he was Vice President of Operations, Sudbury Joint Venture for Dynatec Corporation with responsibility for the management of all mining operations of the former FNX-Dynatec Sudbury Joint Venture.

Mr. Makuch has been a frequent recipient of mine safety performance awards.  He holds Bachelor and Master of Science Degrees in Mine Engineering and a Master of Business Administration from Queen’s University in Ontario.

Terry MacGibbon, President and CEO of FNX Mining stated: “Tony has been involved with the former Sudbury Joint Venture as its Vice President Mining Operations since the beginning and his leadership and knowledge of our Sudbury operations will provide the continuity to assure our continuing success. The appointment of Tony as our Company’s Senior Vice President and Chief Operating Officer and the hiring of twenty-two other former Sudbury Joint Venture management, professional and technical employees complete FNX’s acquisition of 100% ownership and full control and management of all of its Sudbury, Ontario assets.”

Mr. MacGibbon added “Tony and the mining team that he is bringing to FNX are key ingredients in the Company’s rapid evolution from an exploration company to a mid-tier mining company. This step will also allow us to optimize the development of our Sudbury assets and continue to aggressively grow the Company organically and through acquisition.”

Mr. Makuch will be based in the Company’s Toronto office.

FNX Mining Company Inc. is a mid-tier Canadian mining company focused on the mining, development and exploration of its nickel, copper and precious metal properties  in the Sudbury, Ontario mining district.

For further information, please contact:

Donna K. Yoshimatsu – Investor Relations

Telephone:  (416) 628-5938

Email:  dyoshimatsu@fnxmining.com

FNX Website:  www.fnxmining.com